

LEAH LABS (YC ALUMNI)

2020 Report

Dear investors,

Dear Wefunder investors,

Whether you've been here since late 2019 or just joined us in 2021, we want to again send our sincere thanks and gratitude to you for believing in our mission.

Because of our early investors, we have hired, gotten grants, built an MVP, and proven its safety in dogs. Because of you, we're on a trajectory to give sick dogs a dose of our therapy in pilot trials in August of this year.

Our current fundraise on Wefunder is our most important yet; it's what will help us expand our pilot trials to help us identify a lead asset and get into clinical trials.

There's never been a better time to invest in LEAH Labs, and we're as excited as ever to be growing this company.

For the dogs!
Wes

We need your help!

As you've likely seen, we're currently raising our Seed round on Wefunder. We wanted to give the crowd another chance to invest in our mission, and we wanted to jumpstart our Seed round by raising up to $535k on Wefunder. We're halfway there.

Our current round is up and running and we would love to have your support again. As current investors, your word means a lot since you've put your money on the line. We ask that you share one of our posts or write a blurb on your facebook or twitter, tag us (@leahlabsinc) and share our Wefunder link. You can also help by investing again, and we would really appreciate your support.

Sincerely,

Wesley Wierson

Chief Executive Officer

Saad Kenderian

Scientific Founder - Immunotherapy

Stephen Carl Ekker

Scientific Founder - Translational Medicine

Jonathan Mochel

Scientific Founder - Veterinary Pharmacology

Our Mission

In 5 years, we hope LEAH Labs has the only treatment in canine oncology that can CURE cancer. We hope to have diversified our portfolio and now treat multiple cancer types. We hope the data we have generated and the platform we have built are licensed to a leading human immuno-oncology company. We hope we've expanded and have cell therapy products across a range of disease. While these projections cannot be guaranteed, we're working hard every day for our pets!

See our full profile

How did we do this year?

Report Card

A+

The Good

We received $394,000 in non-dilutive grant funding

We hired our VP of Cell Biology, Dr. Alex Abel.

We built an MVP CAR-T cell, validated it in vitro, and dosed dogs with it in a safety study. Our MVP is SAFE!

The Bad

We were a few months delayed on starting our safety study, impacting the start of our Seed fundraise.

We could always have made more progress on our gene editing technology and its application to our workflows.

We have yet to close a check from a life sciences/biotech based seed fund or VC. But we're working on it and well positioned to do so

2020 At a Glance

January 1 to December 31


$$$$

$86,618
Revenue



-$234,610 [187%]
Net Loss


IOU!

$17,660 +15X
Short Term Debt



$577,938
Raised in 2020



$309,463
Cash on Hand
As of 04/20/21

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

LEAH Labs uses next generation technology to reprogram immune cells into cancer fighting machines.

In 5 years, we hope LEAH Labs has the only treatment in canine oncology that can CURE cancer. We hope to have diversified our portfolio and now treat multiple cancer types. We hope the data we have generated and the platform we have built are licensed to a leading human immuno-oncology company. We hope we've expanded and have cell therapy products across a range of disease. While these projections cannot be guaranteed, we're working hard every day for our pets! Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

LifEngine Animal Health Laboratories Incorporated was incorporated in the State of Delaware in November 2018.

Since then, we have:

- We're developing a cost effective cell therapy to cure cancer in dogs. It's proven in humans.
- We've built our MVP and showed it's safe in dogs. We treat cancer patients in August!
- Booming companion animal market. Over 90M dogs in the USA, $100B+ yearly spend in the space.
- We're a team of world leading experts in gene editing, immunotherapy, and veterinary oncology.
- Awarded $394,000 in grant funding to date, including a National Science Foundation Phase I SBIR
- We use CRISPR to genetically engineer T cells, making them cancer fighting machines.
- We're backed by Y Combinator W19. Other alumni include Ginkgo Bioworks, Atomwise, Science Exchange

Historical Results of Operations

Our company was organized in November 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $86,617.66 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was 100.0% in fiscal year 2020, compared to % in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $389,010.89, including $288,688.66 in cash. As of December 31, 2019, the Company had $233,127.67 in total assets, including $229,437.67 in cash.
- *Net Loss.* The Company has had net losses of $234,610.29 and net income of $269,550.68 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $897,127.14 for the fiscal year ended December 31, 2020 and $506,675.66 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $897,127.14 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 14 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LifEngine Animal Health Laboratories Incorporated cash in hand is $309,462.91, as of April 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $34,682/month, for an average burn rate of $34,682 per month. Our intent is to be profitable in 36 months.

We launched a Reg CF campaign on 3/15/21 to help start our Seed round fundraise; $267,000 raised to date on there. We engaged a CRO to run our initial proof of concept safety study in dogs, which cost $31,000. We have spent ~$10,000 in marketing for our Reg CF campaign.

Our revenues will not change as we are a clinical/R&D stage entity, however our expenses will increase in the next 3-6 months as we plan for our first pilot study in patient dogs.

We are raising a Reg CF campaign and fully anticipate hitting the $535,000 limit before an audit is required. We have > $430k in grant funding pending, and anticipate applying for >$1.5MM in grants in the next 6-9 months, including an NSF Phase II SBIR.

Revenue per Employee: $43,309 **Cash to Assets: 74%** **Revenue to Receivables: 100%** **Debt Ratio: 231%**

LEAH_Labs_2019-2020_Financials.pdf

We ❤ Our 1040 Investors

Thank You For Believing In Us

Jared Friedman
Christopher Calvi
Robert Kyle Martin
Don Brunker
Raymond Wu
Susan Sherwin
Kurt Huggins
Georgios Papadimitriou
Martin Peter Hamilton
Trevor Farthing
Travis Moorman
Lisa MacAllister
Jill Powell
Craig Vom Lehn
Leonard Helbig
Kirit K Patel
Maria Nenita Gaite
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Chad Takahashi
Liz Ramsey
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Jeremy Cohen
Conor D. Cox
Loren Roseth
Gregory Paige Barrett
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Anthony Bruce
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Mer Rodriguez
William Smith
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Leah Talley Nodes
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Abe I BAKER
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Stanley Forward
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